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                           October 5, 2021

       Brian Mitts
       Chief Financial Officer
       VineBrook Homes Trust, Inc.
       2515 McKinney Avenue, Suite 1100
       Dallas, TX

                                                        Re: VineBrook Homes
Trust, Inc.
                                                            Amendment No. 4 to
                                                            Registration
Statement on Form 10-12G
                                                            Filed September 8,
2021
                                                            File No. 000-56274

       Dear Mr. Mitts:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Correspondence Dated September 8, 2021

       Summary Pro Forma Financial Data, page 51

   1. We note your response to comment 2 and continue to consider the disclosures provided in the summary pro forma
financial data.
       Amendment No. 4 to Registration Statement on Form 10-12G Filed September 8, 2021

       General

   2. We note your current reports on Form 8-K filed August 25, 2021 and September 9, 2021.
                                                        With a view to
disclosure, please advise usof the changes to your current management, including whether Mr.
Dondero remains affiliated with your Advisor, as well as the material terms of the
OP LPA. For example only, please advise us how your General
 Brian Mitts
VineBrook Homes Trust, Inc.
October 5, 2021
Page 2
      Partner may be removed, the current composition of the Partnership Board, and how
      Directors will be elected to or removed from the Partnership Board. We further note that
      "Class A OP Units and Class B OP Units will each have 50.0% of the voting power of the
      OP Units." Please disclose how any tie votes will be addressed, as well as how these equivalent voting interests compare to the economic interests disclosed on page 7. Please also disclose the material impacts of the OP LPA for investors, such as any change in your ability to replace your Advisor and/or Manager.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Frank Knapp at (202) 551-3805 or Kristina Marrone at
(202) 551-3429
if you have questions regarding comments on the financial statements and related matters.
Please contact Christopher Dunham at (202) 551-3783 or James Lopez at (202) 551-3536 with any other questions.



                                                          Sincerely,
FirstName LastNameBrian Mitts
                                                          Division of
Corporation Finance
Comapany NameVineBrook Homes Trust, Inc.
                                                          Office of Real Estate
& Construction
October 5, 2021 Page 2
cc:       Justin S. Reinus, Esq.
FirstName LastName